SIBANYE GOLD LIMITED

Registration No. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel   +27 11 278 9600

Fax   +27 11 278 9863

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 — 7010

U.S.A.

November 8, 2016

By EDGAR

Dear Mr. Reynolds,

Sibanye Gold Limited Form 20-F for the Fiscal Year Ended December 31, 2015 Filed on March 21, 2016 File No. 001-35785

We refer to your comment letter (the “Comment Letter”) dated October 25, 2016 setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2015 Form 20-F”) of Sibanye Gold Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No.  473 020 9410 www.sibanyegold.co.za

Form 20-F for the Fiscal Year Ended December 31, 2015

Acquisition and Funding Model, page 72

1                                      We note your disclosure on page 72 of a large high-quality resource of over 88Moz of PGMs. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5) of Industry Guide 7. Please remove this resource disclosure from future filings.

Response

The Company acknowledges the Staff’s comment and respectfully submits that the Company will remove such disclosure from future filings.

Reserves of Sibanye as of 31 December 2015, page 198

2                                      We note your disclosure of 1.799 million ounces of probable reserves for your Burnstone project. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•                  Property and geologic maps

•                  Description of your sampling and assaying procedures

•                  Drill-hole maps showing drill intercepts

•                  Representative geologic cross-sections and drill logs

•                  Description and examples of your cut-off calculation procedures

•                  Cutoff grades used for each category of your reserves and resources

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                  A detailed description of your procedures for estimating reserves

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response

The Company acknowledges the Staff’s comment. The Company wishes to advise the Staff that it has supplied information establishing the legal, technical, and economic feasibility of materials designated as reserves for the Company’s Burnstone project (the “Supplemental Information”) under separate cover.

If Mr. Reynolds or any other member of the Staff should have any questions about the Supplemental Information, they should feel free to contact:

Gerhard Janse van Vuuren — Vice President; Mine Technical Service

Tel: 011 27 11 278 9644

Mobile: 011 27 82 324 8614

Email: gerhard.vanvuuren@sibanyegold.co.za

In the alternative, feel free to contact Thomas B. Shropshire Jr. (tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

The Company hereby respectfully requests the return of the Supplemental Information provided to the Staff pursuant to Rule 12b-4 of Regulation 12B.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 278 9699 or via e-mail at charl.keyter@sibanyegold.co.za.

Sincerely,

/s/ Charl Keyter
Charl Keyter
Group Chief Financial Officer
Sibanye Gold Limited

cc:
Alicia Brink, Sibanye Gold Limited Gerhard Van Vuuren, Sibanye Gold Limited Thomas B. Shropshire, Jr., Linklaters LLP Jacques Erasmus, KPMG